                                                                               .
                                                                               .
                                                                               .
                                                                    Exhibit 99.3

                                                                     (BESI LOGO)

CONSOLIDATED STATEMENTS OF OPERATIONS - IFRS

                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          SEPTEMBER 30,               SEPTEMBER 30,
(All amounts in thousands of Euro, except          -------------------------   -------------------------
share and per share data)                             2004           2005         2004          2005
-----------------------------------------          -----------   -----------   -----------   -----------
                                                   (unaudited)   (UNAUDITED)   (unaudited)   (UNAUDITED)
Net sales                                               40,262        43,060        95,458       116,657
Cost of sales                                           28,393        27,570        66,647        80,032
                                                    ----------    ----------    ----------    ----------
Gross profit                                            11,869        15,490        28,811        36,625

Selling, general and administrative expenses             7,922         8,948        21,109        29,416
Research and development expenses                        3,050         2,572         9,327         9,148
Restructuring expenses                                      --            --            --         1,718
                                                    ----------    ----------    ----------    ----------
Total operating expenses                                10,972        11,520        30,436        40,282

Operating income (loss)                                    897         3,970        (1,625)       (3,657)
Net financing income (expenses)                            382          (696)        2,182        (2,258)
                                                    ----------    ----------    ----------    ----------
Income (loss) before taxes and minority interest         1,279         3,274           557        (5,915)
Income tax (benefit)                                       480           833           455        (1,349)
                                                    ----------    ----------    ----------    ----------
Income (loss) before minority interest                     799         2,441           102        (4,566)
Minority interest                                           (6)          (17)           29           (26)
                                                    ----------    ----------    ----------    ----------
Net income (loss)                                          793         2,424           131        (4,592)
                                                    ==========    ==========    ==========    ==========

Net income (loss) per share
   - Basic                                                0.03          0.07          0.00         (0.14)
   - Diluted                                              0.03          0.07          0.00         (0.14)

Weighted average number of shares used to
   compute net income (loss) per share
   - Basic                                          30,794,660    32,735,002    30,794,660    32,702,334
   - Diluted                                        30,844,034    32,768,035    30,874,353    32,702,334
                                                    ==========    ==========    ==========    ==========

       The financial information has been prepared in accordance with IFRS

                                                                     (BESI LOGO)

CONSOLIDATED BALANCE SHEETS - IFRS

                                       December 31,   SEPTEMBER 30,
(All amounts in thousands of Euro)         2004            2005
----------------------------------     ------------   -------------
                                        (unaudited)    (UNAUDITED)
ASSETS

Cash and cash equivalents                 116,351         72,108
Accounts receivable                        20,172         36,191
Inventories                                34,118         58,290
Other current assets                       14,514         15,129
                                          -------        -------
TOTAL CURRENT ASSETS                      185,155        181,718

Property, plant and equipment              14,586         27,325
Goodwill                                   10,187         68,727
Other intangible assets                    10,430         19,872
Other non-current assets                    1,698          4,959
                                          -------        -------
TOTAL ASSETS                              222,056        302,601
                                          =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable to banks                      9,778         18,538
Current portion of long-term debt
   and capital leases                           3          2,787
Accounts payable                           14,331         14,441
Accrued liabilities                        18,896         19,151
                                          -------        -------
TOTAL CURRENT LIABILITIES                  43,008         54,917

Long-term debt and capital leases           1,654         17,539
Convertible notes                              --         41,528
Deferred tax liabilities                    2,156          3,765
Other non-current liabilities                  --          2,324
                                          -------        -------
TOTAL NON-CURRENT LIABILITIES               3,810         65,156

MINORITY INTEREST                             115            156

TOTAL SHAREHOLDERS' EQUITY                175,123        182,372
                                          -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY                                 222,056        302,601
                                          =======        =======

       The financial information has been prepared in accordance with IFRS

                                                                     (BESI LOGO)

CONSOLIDATED STATEMENTS OF CASH FLOWS - IFRS

                                                    THREE MONTHS ENDED          NINE MONTHS ENDED
                                                      SEPTEMBER 30,                SEPTEMBER 30,
                                                -------------------------   -------------------------
(All amounts in thousands of Euro)                  2004          2005          2004          2005
----------------------------------              -----------   -----------   -----------   -----------
                                                (unaudited)   (UNAUDITED)   (unaudited)   (UNAUDITED)
CASH FLOWS FROM OPERATIONAL ACTIVITIES:
Net income (loss)                                       793         2,424           131      (4,592)

Depreciation and amortization                         1,515         2,096         4,654       6,768
Deferred income tax (benefit)                           (10)          (65)         (328)     (1,109)
Other non-cash items                                    442           322             3        (607)

Changes in working capital                              673        (7,283)      (16,524)    (11,283)
                                                    -------        ------       -------     -------
Net cash provided by (used in) operating
   activities                                         3,413        (2,506)      (12,064)    (10,823)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                   (555)       (2,378)       (2,640)    (10,458)
Acquisition of subsidiaries, net of cash
   acquired                                              --          (81)            --     (61,943)
Proceeds from sale of property, plant and
   equipment                                             --            20        14,586         660
                                                    -------        ------       -------     -------
Net cash provided by (used in) investing
   activities                                          (555)       (2,439)       11,946     (71,741)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (payments on) bank lines of
   credit                                             1,304           557           556     (10,666)
Proceeds from (payments on) debts and
   capital leases                                      (167)       (1,004)       (6,908)      5,500
Net proceeds from issuance of convertible
   notes, net of expenses                                --          (31)            --      43,695
Net proceeds from (payments of) advances
   from customers                                        56           148         2,069        (853)
Proceeds from exercised stock options                    --            23            --          23
Other financing activities                               --            --        (1,500)         --
                                                    -------        ------       -------     -------
Net cash provided by (used in) financing
   activities                                         1,193          (307)       (5,783)     37,699

Net change in cash and cash equivalents               4,051        (5,252)       (5,901)    (44,865)
Effect of changes in exchange rates on cash
   and cash equivalents                                (230)          (24)          (14)        622
Cash and cash equivalents at beginning of the
   period                                           108,459        77,384       118,195     116,351
                                                    -------        ------       -------     -------
CASH AND CASH EQUIVALENTS AT END OF THE
   PERIOD                                           112,280        72,108       112,280      72,108
                                                    =======        ======       =======     =======

                                                                     (BESI LOGO)

       The financial information has been prepared in accordance with IFRS

                                                                     (BESI LOGO)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - IFRS

                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                         SEPTEMBER 30,               SEPTEMBER 30,
                                                   -------------------------   -------------------------
(All amounts in thousands of Euro)                     2004          2005          2004          2005
----------------------------------                 -----------   -----------   -----------   -----------
                                                   (unaudited)   (UNAUDITED)   (unaudited)   (UNAUDITED)
Shareholders' equity beginning of the period         180,776       179,997       181,001       175,123

Net income (loss) for the period                         793         2,424           131        (4,592)
Equity-settled share based payments expense               50            --           136           530
Exchange rate differences for the period                (166)          (71)          185         1,377
Proceeds from exercise of stock options                   --            23            --            23
Issuance of 1,933,842 shares as consideration in
   the Datacon acquisition, valued at
   E 4.21 per share                                       --            --            --         8,141
Equity component in convertible notes, net of
   deferred tax liability                                 --            (1)           --         1,770
                                                     -------       -------       -------       -------
Shareholders' equity end of the period               181,453       182,372       181,453       182,372
                                                     =======       =======       =======       =======

       The financial information has been prepared in accordance with IFRS

                                                                     (BESI LOGO)

RECONCILIATION FROM US GAAP TO IFRS

RECONCILIATION OF NET INCOME (LOSS) REPORTING UNDER US GAAP TO IFRS, AS ENDORSED BY THE EU

                                                 THREE MONTHS ENDED          NINE MONTHS ENDED
                                                    SEPTEMBER 30,              SEPTEMBER 30,
                                             -------------------------   -------------------------
(All amounts in thousands of Euro)               2004         2005          2004          2005
----------------------------------           -----------   -----------   -----------   -----------
                                             (unaudited)   (UNAUDITED)   (unaudited)   (UNAUDITED)
Net income (loss) as reported under
   US GAAP                                        922         1,263           280         (7,802)

Adjustments from US GAAP to IFRS
   Capitalization of development expenses          --         1,396            --          4,986
   Amortization of patents and trademarks          31            15            95             44
   Employee share-based payments                  (32)           56           (21)          (513)
   Accredited interest convertible notes           --           (74)           --           (196)
   Other differences in income                   (147)          174          (189)           132
   Deferred income tax effects                     19          (406)          (34)        (1,243)
                                                 ----         -----          ----         ------
NET INCOME (LOSS) IN ACCORDANCE WITH IFRS,
   AS ENDORSED BY THE EU                          793         2,424           131         (4,592)
                                                 ====         =====          ====         ======

RECONCILIATION OF SHAREHOLDERS' EQUITY FROM US GAAP TO IFRS, AS ENDORSED BY THE
EU

                                                        December 31,   SEPTEMBER 30,
(All amounts in thousands of Euro)                          2004            2005
----------------------------------                      ------------   -------------
                                                         (unaudited)    (UNAUDITED)
Shareholders' equity as reported under US GAAP             176,993        178,307

Adjustments from US GAAP to IFRS
   Capitalization of development expenses                       --          5,028
   Valuation of goodwill                                    (1,883)        (1,506)
   Valuation of patents and trademarks                        (465)          (481)
   Employee share-based payments                              (105)           (89)
   Equity component convertible notes                           --          2,584
   Accredited interest convertible notes                        --           (196)
   Recognized gain on sale and lease back transaction          843            779
   Other differences in shareholders' equity                    --            196
   Deferred income tax effects                                (260)        (2,250)
                                                           -------        -------
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH
   IFRS, AS ENDORSED BY THE EU                             175,123        182,372
                                                           =======        =======

                                                                     (BESI LOGO)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

Besi has prepared the accompanying consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") in order to comply with European Union requirements applicable to companies quoted on a European Stock Exchange. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included.

For the Summary of Significant Accounting Principles and the Notes to the Reconciliation, reference is made to the Half-Yearly IFRS Report 2005, which is available at our website www.besi.com